

October 4, 2013

Via E-mail
Ms. Victoria Young
Clutterbug Move Management, Inc.
President, Chief Executive Officer and Director
29 Church Street
South Orange, New Jersey 07079

> **Re:** **Clutterbug Move Management, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 2, 2013**
> **File No. 333-187248**

Dear Ms. Young:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. As noted previously in comment 1 of our comment letter dated July 5, 2013, the sale of the company's shares by the selling shareholders at market prices is unavailable because Rule 415(a)(1)(i) is not available for this transaction and you are not eligible to conduct an at the market offering under Rule 415(a)(4). This is because the selling shareholders are considered underwriters selling on behalf of the company in an indirect primary offering. Therefore, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure throughout the prospectus that states otherwise. Specifically, delete your statements, "…until our common stock is quoted on the OTCBB at which time the shares may be sold at prevailing market prices or privately negotiated prices" under footnote 2 of the registration fee table on page ii, and, "…until our common stock is quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices or in transactions that are not in the public market" under subsection "The Offering" of the prospectus summary on page 4. For further guidance, please refer to our comment letter dated July 5, 2013.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Owen Naccarato, Esq.
        Naccarato & Associates